

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Thomas Priore
President, Chief Executive Officer and Chairman
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

>   **Re: Priority Technology Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **8-K filed May 11, 2022**
>   **File No. 001-37872**

Dear Thomas Priore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business
Overview of the Company, page 3

1. We note that you characterize Adjusted EBITDA as a non-GAAP liquidity measure. We further note on page 4 of Exhibit 99.1 your Form 8-K filed March 16, 2022, that you describe EBITDA and adjusted EBITDA as a non-GAAP performance measures. Please revise your disclosures to reconcile for consistency.

2. Please provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G as it relates to your presentation of the non-GAAP measure, Adjusted EBITDA.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Long-Term Debt, page 34

3.   We note the Total Net Leverage Ratio covenant in your debt agreements uses Consolidated Adjusted EBITDA in the denominator. In prior filings, the debt agreement and related covenant was determined to be material to an investor's understanding of your financial condition and/or liquidity. Therefore, you provided the actual Total Net Leverage Ratio covenant computation (reconciled to GAAP amounts) for the most recent period and for each reconciling item, their nature and how they were derived. The disclosure also included the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Please tell us why this disclosure has been removed or revise to include the required disclosures. Please refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise your disclosures in your Forms 10-Q and 8-K.

Form 8-K Filed May 11, 2022

Exhibit 99.1
Non-GAAP Financial Measures, page 2

4.   We note your designation of Gross Profit and Gross Profit Margin as non-GAAP measures. Please tell us how Gross Profit and Gross Profit Margin, as presented, differ from the corresponding GAAP Gross Profit and Gross Profit Margin.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services